

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via E-mail
Thomas M. O'Flynn
Chief Financial Officer and
Executive Vice President
AES Corporation
4300 Wilson Boulevard
Arlington, Virginia 22203

> **Re: AES Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 1-12291**

Dear Mr. O'Flynn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 105

Consolidated Results of Operations, page 115

1. Please tell us what consideration you have given to providing disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. In this regard, please tell us what consideration you gave to explaining the relationship between the foreign and domestic effective tax rates in greater detail. It appears as though separately discussing the foreign effective income tax rates may be important

information necessary to understanding your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Note 14. Contingencies, page 208

Environmental, page 209

2. We note in your disclosure on environmental contingencies that you believe it is reasonably possible that costs associated with such liabilities may exceed current reserves in amounts that could be material but cannot be estimated. Please clarify if your inability to estimate includes not only the additional possible loss but also the range of loss that could exceed current reserves. Additionally, please elaborate on how you can conclude that additional costs in excess of current reserves "could be material" if you are unable to estimate what that range of additional costs might be.

3. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with environmental loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Note 24. Acquisitions and Dispositions, page 240

4. We note that in the Electric Security Plan that you filed for approval with the Public Utility Commission of Ohio, you agreed to request separation of your generation assets from your transmission and distribution assets in recognition that a restructuring of DP&L operations will be necessary, in compliance with Ohio law. Please tell us how you considered the pending electric deregulation in the purchase price allocation at the close of the DPL acquisition. As part of your response, please explain to us your valuation methodology with respect to each of the generation, transmission and distribution assets. Given you report US-generation and US-utilities as separate segments, explain your basis for viewing DPL as one component for goodwill evaluation.

5. Please tell us whether the "refinements" to your assumptions in determining step 1 and step 2 of the goodwill evaluation were applied retroactively as of September 30, 2012 or were the result of additional information subsequent to that date. In either event, please supplementally explain the nature of the "refinements."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief